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                                                                  Exhibit 3.1(h)




                                 ALKERMES, INC.

                                    EXHIBIT A

                                       TO

                              ARTICLES OF AMENDMENT



         RESOLVED, that the number of authorized shares of the 1999 Redeemable Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "1999 Preferred Stock"), none of which are outstanding, shall hereby, pursuant to
Section 1522(b) of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), be decreased to zero (0) shares and the 3,500 shares of 1999 Preferred Stock previously authorized shall be restored to the status of authorized and unissued preferred stock, par value $0.01 per share; and the Second Amended and Restated Articles of Incorporation, as amended, shall be amended to remove all references to the 1999 Preferred Stock and the terms related thereto.